

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2025

Ryan Smith
Chief Executive Officer
US ENERGY CORP
1616 S. Voss, Suite 725
Houston, TX 77057

Re: US ENERGY CORP
Registration Statement on Form S-3
Filed September 12, 2025
File No. 333-290232

Dear Ryan Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David M. Loev